[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 17, 2018

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:	Preliminary Proxy Materials for TCP Capital Corp. and Special Value Continuation Partners, LP (the “Funds”)

Dear Sir or Madam:

On behalf of the Funds, electronically transmitted herewith, pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, please find a preliminary joint proxy statement for the Funds.

Should you have any questions or require additional information with respect to the foregoing, please contact the undersigned at (416) 777-4727.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou